Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

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KIMBER ANNOUNCES FILING OF NI 43-101 PRELIMINARY ASSESSMENT TECHNICAL REPORT ON SEDAR AND EDGAR
Positive Preliminary Assessment for Monterde Shows Pre-tax IRR of 24.9% at $875 Gold and $14 Silver

July 27, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce the filing on SEDAR and EDGAR of an independent Preliminary Assessment (“PA”) Technical Report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and various consultants employed directly by Kimber, on its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district. This PA, prepared in accordance with the reporting requirements of National Instrument 43-101 is based on the revised mineral resource estimate for the Carmen and Veta Minitas deposits at Monterde detailed in the NI 43-101 technical report by Micon International and released on December 8, 2009. The PA was prepared based on a combination of open pit and underground mining for mill feed and a focus on the high grade gold-silver mineralization at the Monterde deposits. A copy of the recently filed PA Technical Report can also be found on Kimber’s website at www.kimberresources.com. Summary details of the Preliminary Assessment, including the qualifications and assumptions made by the qualified persons can be found in the Kimber press release dated June 2, 2010.

“The Preliminary Assessment for Kimber’s Monterde project shows that Monterde has the potential to be a very profitable mine at a gold price of $875 and a silver price of $14 and to generate exceptional returns at current prices” said Gordon Cummings, President & CEO of Kimber. “Management is now focused on further drilling to expand and upgrade mineral resources at Monterde and to move towards completion of a pre-feasibility study in 2011 as recommended independently by Micon International.”

Compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The economic assessment in the PA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Qualified Persons

The following independent qualified persons, as defined in National Instrument 43-101, were involved in the preparation of the PA:

  Mr. Richard Gowans, P. Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. James Leader, P. Eng., Senior Mining Engineer of Micon International, British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr. Michael Godard, P. Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P. Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

  Mr. J. Byron Richards, P.Eng., Senior Consultant of JB Engineering, British Columbia, Canada

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of a Preliminary Assessment for Monterde represents a significant step forward for Kimber Resources and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The mineral resource estimates for the Carmen and Veta Minitas Deposits at Monterde were prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International, and the results for Carmen are effective at November 17, 2009 and for Veta Minitas at November 30, 2009. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Maré, P.Geo. Mr. Petrus (Marius) Maré, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. Terrence Hennessey P.Geo. of Micon International. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng.,President of Micon International.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Maré, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project, being responsible for quality assurance and quality control (“QA/QC”), and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation in respect of the Monterde Project samples. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.